UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRISTATE CAPITAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

89678F100

(CUSIP Number)

Jennings J. Newcom

Lovell Minnick Partners LLC

Radnor Financial Center

150 N. Radnor Chester Road, Suite A200

Radnor, PA 19087

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, IL 60654

(312) 862-2163

May 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 89678F100

1	NAMES OF REPORTING PERSONS: LM III TriState Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,852,158 (A)
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,852,158 (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,852,158 (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 89678F100

1	NAMES OF REPORTING PERSONS: LM III-A TriState Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 825,891 (A)
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 825,891 (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 825,891 (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 89678F100

1	NAMES OF REPORTING PERSONS: Lovell Minnick Equity Partners III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 1,852,158 (A)
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 1,852,158 (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,852,158 (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 89678F100

1	NAMES OF REPORTING PERSONS: Lovell Minnick Equity Partners III-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 825,891 (A)
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 825,891 (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 825,891 (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 89678F100

1	NAMES OF REPORTING PERSONS: Lovell Minnick Equity Advisors III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 2,678,049 (A)
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 2,678,049 (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,678,049 (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 89678F100

1	NAMES OF REPORTING PERSONS: Fund III UGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 2,678,049 (A)
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 2,678,049 (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,678,049 (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 89678F100

1	NAMES OF REPORTING PERSONS: Lovell Minnick Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 2,678,049 (A)
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 2,678,049 (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,678,049 (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 89678F100

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2013 and amended by Amendment No. 1 filed with the Commission on December 21, 2017 (the “Statement”), is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as specifically amended by this Amendment No. 2, the Statement is unchanged. All of the percentages calculated in this Amendment are based upon an aggregate of 28,993,664 shares of Common Stock outstanding as of May 21, 2018, as disclosed in the Company’s prospectus supplement dated May 22, 2018 as filed with the Commission on May 22, 2018.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The Issuer has an effective shelf registration on Form S-3, which was initially filed with the Commission on December 15, 2017. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), through privately negotiated transactions to the Issuer or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On May 25, 2018, the following Reporting Persons sold the following shares of Common Stock in an underwritten secondary offering: (i) 1,852,158 shares of Common Stock by LM III TriState Holdings LLC (“LM III”) and (ii) 825,891 shares of Common Stock by LM III-A TriState Holdings LLC (“LM III-A”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) of the Statement is amended and restated in its entirety as follows:

(a). On the date hereof, LM III holds 1,852,158 shares of Common Stock. Based on the foregoing, LM III may be deemed to have shared voting and dispositive power over, and therefore beneficial ownership of, approximately 6.4% of the issued and outstanding Common Stock of the Issuer. LM III is controlled by its manager, Lovell Minnick Equity Partners III LP (“LMEP III”). LMEP III is controlled by its sole general partner, Lovell Minnick Equity Advisors III LP (“LMEA III”), LMEA III is controlled by its sole general partner, Fund III UGP LLC (“UGP III”) and UGP III is controlled by its managing member Lovell Minnick Partners LLC (“LMP”). As a result, LMEP III may be deemed to beneficially own the 1,852,158 shares of Common Stock owned by LM III. LMEP III expressly disclaims beneficial ownership of the shares of Common Stock owned of record by LM III except to the extent of its pecuniary interest therein.

On the date hereof, LM III-A holds 825,891 shares of Common Stock. Based on the foregoing, LM III-A may be deemed to have shared voting and dispositive power over, and therefore beneficial ownership of, approximately 2.8% of the issued and outstanding Common Stock of the Issuer. LM III-A is controlled by its manager, Lovell Minnick Equity Partners III-A LP (“LMEP III-A”). LMEP III-A is controlled by its sole general partner, LMEA III, LMEA III is controlled by its sole general partner, UGP III and UGP III is controlled by its managing member LMP. As a result, LMEP III-A may be deemed to beneficially own the 825,891 shares of Common Stock owned by LM III-A. LMEP III-A expressly disclaims beneficial ownership of the shares of Common Stock owned of record by LM III-A except to the extent of its pecuniary interest therein.

SCHEDULE 13D/A

CUSIP No. 89678F100

Further, LMEA III, UGP III and LMP may be deemed to have shared voting and dispositive power over, and therefore beneficial ownership of, approximately 9.2% of 2,678,049 shares of Common Stock of the Issuer (the total of the 1,852,158 shares owned by LM III and LMEP III and the 825,891 shares owned by LM III-A and LMEP III-A). Each of LMP, UGP III and LMEA III expressly disclaims beneficial ownership of the shares of Common Stock owned of record by LM III and LM III-A except to the extent of their respective pecuniary interest therein.

Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

(c). See Item 4 above.

The shares of Common Stock sold on May 25, 2018 by LM III and LM III-A were sold to the underwriters in the secondary offering at a price per share of $25.71.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

Underwriting Agreement

On May 22, 2018, pursuant to an underwriting agreement (the “Underwriting Agreement”), dated as of May 22, 2018, by and among LM III and LM III-A, the Issuer, and Keefe, Bruyette & Woods, Inc. (the “Underwriter”), LM III and LM III-A sold an aggregate of 2,200,000 shares of Common Stock to the Underwriter. The Underwriter purchased the shares of Common Stock at a price of $25.71 per share

A copy of the form of Underwriting Agreement is filed as Exhibit 10.5 to this filing and is incorporated by reference herein.

Lockup Agreements

In connection with the underwritten offering that closed on May 25, 2018, LM III and LM III-A entered into lockup agreements (the “Lockup Agreements”) with Keefe, Bruyette & Woods. Pursuant to the Lockup Agreements, subject to certain exceptions, LM III and LM III-A agreed not to offer, sell or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, without the prior written consent of Keefe, Bruyette & Woods for a period of 45 days from May 22, 2018 (the “restricted period”).

In addition, LM III and LM III-A agreed that, without the prior written consent of Keefe, Bruyette & Woods, they will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

A copy of the form of Lockup Agreement is filed as Exhibit 10.6 to this filing and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

10.1	Preferred Stock Purchase Agreement dated April 24, 2012 by and among TriState Capital Holdings, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.5 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

SCHEDULE 13D/A

CUSIP No. 89678F100

10.2	Amendment No. 1 to the Preferred Stock Purchase Agreement effective August 10, 2012 (incorporated by reference to Exhibit 10.6 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.3	Agreement Regarding Perpetual Convertible Preferred Stock, Series C, effective as of March 8, 2013 by and among TriState Capital Holdings Inc. and LM III TriState Holdings LLC and LM III-A TriState Holdings LLC (incorporated by reference to Exhibit 10.7 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.4	Registration Rights Agreement made as of August 10, 2012, by and among TriState Capital Holdings Inc. and LM III TriState Holdings LLC and LM III-A TriState Holdings LLC (incorporated by reference to Exhibit 10.8 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.5	Underwriting Agreement, dated May 22, 2018, by and among TriState Capital Holdings, Inc., LM III TriState Holdings LLC, LM III-A TriState Holdings LLC and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 1.1 of TriState Capital Holdings, Inc.’s Current Report on Form 8-K filed on May 25, 2018).

10.6	Form of Lock-Up Agreement (incorporated by reference to Annex E-2 of Exhibit 1.1 of TriState Capital Holdings, Inc.’s Current Report on Form 8-K filed on May 25, 2018).

99.1	Joint Filing Agreement dated May 14, 2013 (as previously filed with the Statement).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

LM III TRISTATE HOLDINGS LLC

By:	Lovell Minnick Equity Partners III LP, its Managing Member

By:	Lovell Minnick Equity Advisors III LP, its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name:	Jennings J. Newcom
Title:	Managing Director

LM III-A TRISTATE HOLDINGS LLC

By:	Lovell Minnick Equity Partners III-A LP, its Managing Member

By:	Lovell Minnick Equity Advisors III LP, its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name:	Jennings J. Newcom
Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS III LP

By:	Lovell Minnick Equity Advisors III LP, its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name:	Jennings J. Newcom
Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS III-A LP

By:	Lovell Minnick Equity Advisors III LP, its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name:	Jennings J. Newcom
Title:	Managing Director

LOVELL MINNICK EQUITY ADVISORS III LP

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name:	Jennings J. Newcom
Title:	Managing Director

FUND III UGP LLC

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name:	Jennings J. Newcom
Title:	Managing Director

LOVELL MINNICK PARTNERS, LLC

By:	/s/ Jennings J. Newcom
Name:	Jennings J. Newcom
Title:	Managing Director

EXHIBIT INDEX

10.1	Preferred Stock Purchase Agreement dated April 24, 2012 by and among TriState Capital Holdings, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.5 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.2	Amendment No. 1 to the Preferred Stock Purchase Agreement effective August 10, 2012 (incorporated by reference to Exhibit 10.6 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.3	Agreement Regarding Perpetual Convertible Preferred Stock, Series C, effective as of March 8, 2013 by and among TriState Capital Holdings Inc. and LM III TriState Holdings LLC and LM III-A TriState Holdings LLC (incorporated by reference to Exhibit 10.7 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.4	Registration Rights Agreement made as of August 10, 2012, by and among TriState Capital Holdings Inc. and LM III TriState Holdings LLC and LM III-A TriState Holdings LLC (incorporated by reference to Exhibit 10.8 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.5	Underwriting Agreement, dated May 22, 2018, by and among TriState Capital Holdings, Inc., LM III TriState Holdings LLC, LM III-A TriState Holdings LLC and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 1.1 of TriState Capital Holdings, Inc.’s Current Report on Form 8-K filed on May 25, 2018)

10.6	Form of Lock-Up Agreement (incorporated by reference to Annex E-2 of Exhibit 1.1 of TriState Capital Holdings, Inc.’s Current Report on Form 8-K filed on May 25, 2018).

99.1	Joint Filing Agreement dated May 14, 2013 (as previously filed with the Statement).